TEEKAY TANKERS LTD.	Teekay Tankers Ltd.

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton, HM 08

Bermuda

tel: +1 441 298 2530

fax: +1 441 292 3931

www.teekay.com

Mailing Address:

Suite No. 1778

48 Par-la-Ville Road

Hamilton, HM 11

Bermuda

October 26, 2012

Cecilia Blye, Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Global Security Risk

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Tankers Ltd.
Form 20-F: For the Fiscal Year Ended December 31, 2011
File No. 1-33867

Dear Ms. Blye:

We have reviewed your letter to us of September 28, 2012 setting forth staff comments on the Teekay Tankers Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2011. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments.

General

SEC Comment #1

1. We note 2012 news articles reporting that you will no longer send your vessels to Iran for crude. We also note 2012 investor and earnings presentations on your website discussing how replacement for non-OPEC supply outages in countries including Syria and Sudan may affect the tanker market. Iran, Syria and Sudan are identified by the U.S. Department of State as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan whether through subsidiaries, charterers, or other direct or indirect arrangements. For instance, we note from news reports and other sources that Teekay Corporation has had contacts with Iran, Syria and Sudan. Your response should describe any products you have provided to, or transported to or from Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

October 26, 2012

Response to Comment #1

No vessel owned or chartered-in by the Company made any port call to Iran or Syria since January 1, 2009. Nor did any vessel owned or chartered-in by the Company make any port call to Sudan in 2009 or 2010. One vessel owned by the Company, and out-chartered to a third party until June 2012, made four port calls to Sudan in 2011 and made one port call to Sudan in early 2012. The four port calls to Sudan in 2011 contributed $3.0 million to the Company’s revenue, or 2.5% of 2011 total revenues, while the one port call to Sudan in early 2012 contributed $1.2 million to the Company’s revenue, or 1.9% of total revenues for the first half of 2012. In addition, since January 1, 2009, the Company had no commercial arrangements, agreements or contracts with any of the governments of Iran, Syria or Sudan nor, to the Company’s knowledge, with any entities controlled by their governments.

In addition, certain of the Company’s vessels operate in the transportation market through participation in revenue-sharing and commercial pooling arrangements with other vessel owners. These pooling arrangements are managed, in whole or in part, by affiliates of Teekay Corporation, which is the Company’s controlling shareholder (collectively, the “Pooling Arrangements”). The Pooling Arrangements are designed to spread the costs associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the applicable pool.

Port calls to Iran, Syria and Sudan by vessels owned by third parties, but from which the Company derived a share of revenue through its participation in the Pooling Arrangements, generated aggregate revenues to the Company of approximately $2.9 million, $2.5 million and $1.8 million for 2009, 2010 and 2011, respectively, and $0.6 million in 2012 through October 15, 2012, representing approximately 2.7%, 2.2% and 1.5% of the Company’s total revenues for those years and 0.9% of the Company’s total revenues for such period during 2012.

The Company made an investment in term loans to a third-party shipowner in July 2010, which loans are collateralized by first-priority mortgages on two Very Large Crude Carriers (the “VLCCs”). The Company does not own, operate or manage (or control the operation or management of) these vessels. The Company believes, based on a third-party database, that the VLCCs made a total of four port calls to Iran during 2010 and one port call to Iran during 2011.

The limited port calls to Iran, Syria or Sudan referred to above by vessels owned or chartered-in by the Company, and by vessels owned by third parties that participate in the Pooling Arrangements, involved the loading and discharging of oil (but not gas) products. None of these port calls to Iran, Syria or Sudan involved U.S. persons or U.S. origin products, and the voyages did not originate in or stop in the United States. Thus, the voyages did not contravene the applicable terms of U.S. sanctions imposed on these countries.

There are no current contracted loadings or discharges in Iran, Syria or Sudan involving vessels owned by or chartered-in by the Company or third party vessels in the Pooling Arrangements.

SEC Comment #2

2. Please discuss the impact of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the Iran Threat Reduction and Syria Human Rights Act of 2012 on your company and business operations.

October 26, 2012

Response to Comment #2

Neither the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (“CISADA”) nor Executive Order 13590 has had or will have a significant impact on the Company and its business operations because the Company has complied with these U.S. sanctions since their enactment. Since July 10, 2010, no vessels owned or chartered-in by the Company or third party vessels during their participation in the Pooling Arrangements have been involved in the delivery or loading of refined petroleum products or petrochemical products (as those terms are defined in CISADA and Executive Order 13590) to or from Iran.

Similarly, the recent Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”) does not and will not have a significant impact on the Company and its business operations because the Company is, and third party vessels during their participation in the Pooling Arrangements are, in compliance with ITRSHRA. No vessels owned or chartered-in by the Company or third party vessels during their participation in the Pooling Arrangements are used to transport crude oil from Iran to another country nor does the Company engage in the specific activities for which ITRSHRA requires SEC disclosure.

SEC Comment #3

3. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response to Comment #3

As noted in our response to Comment #1 above, the Company has had limited contacts with Iran, Syria and Sudan. The revenue derived from the very limited port calls by vessels owned or chartered-in by the Company and by vessels owned by third parties but which participate in the Pooling Arrangements have been immaterial in quantitative terms. On a qualitative basis, these limited port calls did not contravene applicable U.S. sanctions. In addition, (a) the Company has no future contracted loadings or discharges in any of these countries, (b) the Company’s recent time charters and the contracts governing the Pooling Arrangements prohibit trade in violation of U.S. sanctions, (c) the Company does not intend to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan and (d) the Company’s voyage charter contracts for trade to or from the Middle East region include an express warranty that the charterer will comply with current trade sanctions against Iran and that the cargo will not be of Iranian origin.

October 26, 2012

Given the qualitative factors described above and the limited number of these port calls and revenues and their economic insignificance to the Company, we do not believe that a reasonable investor would divest of the Company’s Class A common shares due to those past contacts. In addition, we are not aware of any damage to the Company’s reputation as a result of such contacts. However, as we cannot ascertain the investment criteria or reactions of all investors, we propose to include a risk factor in future annual report filings on Form 20-F in substantially the form as follows:

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States government has imposed sanctions on Iran, Syria and Sudan. Recently, the European Union (or EU) has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

SEC Comment #4

4. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria and Sudan.

Response to Comment #4

The Company’s recent time charter contracts and its Pooling Arrangement contracts include specific provisions precluding any trade that would violate U.S. sanctions or EU sanctions. The Company’s voyage charter contracts—namely the contracts relating to the delivery of an oil cargo from one port to another—would not be entered into for transport to or from Iran, Syria or Sudan, and include an express warranty that the charterer will comply with current trade sanctions against Iran and that the cargo will not be of Iranian origin.

October 26, 2012

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY TANKERS LTD.

By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)